Filed pursuant to Rule 433

Issuer Free Writing Prospectus, dated January 12, 2015

Supplementing the Preliminary Prospectus Supplement, dated January 12, 2015

Registration No. 333-182242

AIRCASTLE LIMITED

$500,000,000 5.50% Senior Notes due 2022

Pricing Supplement dated January 12, 2015

to the

Preliminary Prospectus Supplement dated January 12, 2015

of Aircastle Limited

This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement. Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

Change in Size of Offering

The aggregate principal amount of notes to be issued in the offering increased from $400.0 million to $500.0 million. The net proceeds received from the sale of the notes will be used for general corporate purposes, which may include repayment of indebtedness. Following the increase in the aggregate principal amount of the notes, the as Adjusted column of the capitalization table on page S-21 of the Preliminary Prospectus Supplement is adjusted as follows: Cash and cash equivalents is $966,588,000, notes offered hereby is $500,000,000, total debt is $4,185,033,000 and total capitalization is $5,840,235,000.

5.50% Senior Notes due 2022

Issuer:	Aircastle Limited

Security:	5.50% Senior Notes due 2022

Size:	$500,000,000, which represents a $100,000,000 increase from the Preliminary Prospectus Supplement

Maturity Date:	February 15, 2022

Coupon:	5.50%

Interest Payment Dates:	February 15 and August 15, commencing August 15, 2015.

Price to Public:	100%

Benchmark Treasury:	UST 2.125% due December 31, 2021

Spread to Benchmark Treasury:	381 bps

Yield:	5.50%

Gross Proceeds:	$500,000,000

Net Proceeds to Issuer before Expenses:	$492,500,000

Optional Redemption:

The Issuer may, at any time and from time to time, redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first class mail to each Holder’s registered address, at a redemption price equal to the greater of (a) 100% of the principal amount of the notes redeemed, plus accrued and unpaid interest thereon to, but not including, the redemption date, and (b) the sum of the present values of the remaining scheduled payments of principal and interest on the notes from the redemption date through the maturity date of the notes (computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points), plus accrued and unpaid interest to, but not including, the redemption date.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to the maturity date of the notes to be redeemed; provided, however, that if the period from the redemption date to the maturity date of the notes to be redeemed is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Optional Redemption Upon Certain Equity Offerings:	Prior to February 15, 2018, the Issuer may, at its option, at any time and from time to time, redeem up to 35% of the aggregate principal amount of the notes issued (including any Additional Notes) under the Indenture at a redemption price equal to 105.500% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to, but not including, the redemption date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, with the net proceeds of one or more Equity Offerings of the Issuer; provided that at least 65% of the sum of the aggregate principal amount of the notes originally issued under the Indenture on the Issue Date remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 90 days of the date of closing of each such Equity Offering.

Trade Date:	January 12, 2015

Expected Settlement Date:	January 15, 2015 (T+3)

Denominations:	$2,000 and integral multiples of $1,000

CUSIP/ISIN Numbers:	CUSIP: 00928Q AN1 ISIN: US00928QAN16

Form of Offering:	SEC Registered (Registration No. 333-182242)

Underwriters:

J.P. Morgan Securities LLC

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

Mitsubishi UFJ Securities (USA), Inc.

RBC Capital Markets, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus relating to the offering may be obtained from: J.P. Morgan Securities LLC at (212) 834-4533.